EXHIBIT 10(m)

On behalf of Myers Industries, Inc., the undersigned hereby certifies that the following Exhibit 10(m) is a fair and accurate English translation of the Settlement between Allibert-Buckhorn Europe, SAS and Jean-Paul Lesage.

Myers Industries, Inc.

Dated: November 1, 2004   By: /s/ Kevin C. O'Neil
                                                              Vice President

SETTLEMENT

Between the undersigned:

Allibert Buckhorn Europe, whose registered office is 5 rue Montesquieu, Nanterre (92018), represented by Mr Mohsen Eskandar, chairman,

And

Mr Jean-Paul Lesage, residing at rue des Acacias n 3, à Paris (75017)

ARTICLE 1 -- THE FACTS

Mr Lesage began working for Allibert Exploitation at Neuilly under a contract dated 19 September 1976. He was transferred firstly to Allibert Manutention at Courbevoie on 1 January 1985, then to Holding on 1 January 1988, then again to Sommer Allibert on 1 January 1992.

On 1 February 1999, Mr Lesage's contract was taken over by Myers AE, SA, which became Allibert Buckhorn Europe, SAS, on 1 July 2003.

In his last position, Mr Lesage was the Commercial Group Director for Allibert Buckhorn Europe located at rue Montesquieu n 5, Nanterre (92000), grade 880, status of executive under the collective bargaining agreement for the plastics industry (*Collective Nationale de la Plasturgie*).

He received a monthly gross salary of EUR 14 615 plus an extra month, a monthly supplementary international payment of EUR 4 500, a monthly car allowance of EUR 360, a results based bonus for which the amount had been fixed for 2003 (for objectives 100% achieved) at EUR 136 000.

On 12 July 2004 during an meeting at Nanterre, Mr Lesage informed Mr Mohsen Eskandar, chairman of Allibert Buckhorn Europe, of his complete disagreement with the decision of 7 July 2004 to terminate his employment. He informed Mr Eskandar that he would shortly send a registered letter officially recording his opposition to this decision.

Mr Eskandar reminded him that this decision, which he was loathed to make, came about after Mr Lesage had had several meetings, with both himself and Mr Stephen Myers, including the preliminary meeting (*l'entretien prealable*) held on 29 June 2004.

The purpose of the 29 June meeting was to hear his explanations regarding his refusal to respect the organisational decisions announced by Messrs Myers and Orr during the European annual general meeting on 11 March 2004.

From March to June 2004 numerous discussions were had with Mr Myers, group chairman and CEO, to show to Mr Lesage that this new organisation in Europe had no repercussions for his status or the conditions under which he would carry out his functions. These discussions did not succeed in putting an end to the existing lack of understanding between the parties.

Finally on 16 June 2004, Mr Myers informed Mr Lesage by letter that he was placing the matter in the hands of Mr Eskandar in an attempt to resolve the dispute.

To this end Mr Eskandar arranged an preliminary meeting for 21 June 2004. Due to a lack of response from Mr Lesage the meeting was postponed until 22 June 2004 when it did in fact take place.

During this meeting, Mr Lesage reiterated his criticism against the Group's management, strongly denounced the decisions taken and confirmed his irrevocable refusal to be ranked equally with Mr Eskandar, his former assistant.

Faced with this situation, Mr Eskandar started the procedure on 22 June 2004 by sending Mr Lesage a letter calling him to a preliminary meeting (*entretien préalable).*

The preliminary meeting took place on 29 June 2004 during which no reasonable dialogue could be exchanged with Mr Lesage concerning his position. Mr Eskandar pointed out to Mr Lesage that the company could not accept such behaviour from one of it senior executives. Mr Lesage declared that he did not recognise Mr Eskandar's authority to conduct the meeting in place of Mr Myers.

On 7 July 2004 Mr Eskandar sent a registered letter to Mr Lesage notifying him of his dismissal for "*repeated criticisms and systematic denouncements of the Group's management and your direct superior*", and the termination of his contract on 6 November 2004.

ARTICLE 2 -- OBJECTION TO THE DISMISSAL

On 12 July 2004, after receiving the notice terminating his employment contract, Mr Lesage contested the company's decision.

He contacted Mr Eskandar to arrange a meeting which took place that same day and during which Mr Lesage outlined his arguments in support of his objection.

Mr Lesage declared that as soon as the change in the European organisation had been confirmed he had approached his counsel to examine the situation. Clearly the Group had not been aware of his rights concerning the legal procedure to be followed when proposing a substantial change to an employment contract.

In a letter dated 2 April 2004 to Mr Myers he wrote:

"*I am surprised that I was not consulted on any proposition to change my employment contract before the decision was officially announced, when under French law a formal procedure must be followed.*"

Mr Myers replied on 4 May 2004, confirming their meeting of 20 April 2004, not addressing this legal point, or more precisely concluding that the change in reporting structure: "*would not bring about any notable change to your position in the company*"

In a letter dated 10 June 2004 to Mr Myers, Mr Lesage clearly informed him that he was clearly facing a unilateral decision to change his contract, comparable to:

"*an abuse of power by the employer who is subject to the obligation to act in good faith with respect to the employment contract*"

Furthermore, and to illustrate that there was a real and serious change to his prerogatives his new superior (*Responsable hiérarchique*) had advised him that he would no longer attend the monthly meetings of the Management Committee or the quarterly meetings of the European Committee held with all the subsidiaries.

In his capacity as the commercial group director, how could the company claim that he would retain the same responsibilities if he was ousted from meetings that were important and indispensable to the proper exercise of his functions?

Mr Eskandar pointed out that those meetings were not truly strategic, and that he would have many other opportunities to work directly with his colleagues and subsidiaries. He would therefore be able to fulfil his duties as he had done in the past. He concluded by reaffirming that there had not been a substantial change of a nature to require the use of this procedure.

Mr Lesage declared that on the basis of the procedure that had been followed so far, he had been unfairly dismissed without just cause, and particularly with disregard for the current law.

He referred Mr Eskandar to a judgment of the *Cassation Sociale* of 20 September 2004 concerning the criteria for determining if there has been a change in contract that the employee has the right to refuse:

"*It must be investigated on a case by case basi, to examine whether the employee's remuneration and grade has been maintained, and if the degree to which the employee is subject to the control of management has changed*".

Mr Lesage specified that up until 11 March 2004 he reported to Mr John Orr based in the US with Mr Eskandar as his assistant. After 11 March he reported to Mr Eskandar based in France and had become, to some extent, his assistant.

Mr Eskandar declared that he maintained his position, taking the view that Mr Lesage's behaviour in opposing the Group's decisions had been unacceptable and had lead to concerns on behalf of his colleagues to the point of diminishing their trust in the company. He confirmed the decision to dismiss Mr Lesage.

Mr Lesage concluded by characterising the measures taken against him as unfair and his dismissal as illegal.

In addition to the harm (*préjudice moral)* resulting from this breach, after 28 years' service and aged 59, he declared that he refused to accept a dismissal made outside employment law legislation. He stated that his lawyers had advised him that he would be entitled to damages and interest for unfair dismissal equal to:

> 6 months' salary for dismissal without just cause
> 24 months' salary for damages and interest for harm to his reputation (*préjudice moral*)

Faced with such a demand, Mr Eskandar informed Mr Lesage that he intended to limit the claim to within the boundaries of the law and conventions.

Mr Lesage invited Mr Askandar to contact a lawyer who could confirm to him the validity of his claims considering his age and length of service. He remained available to discuss the matter further with the company if appropriate.

Mr Eskandar and Mr Lesange met again on 13, 20 and 27 July 2004.

After discussions and negotiations aimed at avoiding regrettable litigation both parties finally agreed to make concessions to put an end to their dispute by agreeing to a settlement (*accord transactionnel*) under Articles 2044-2052 of the Civil Code.

ARTICLE 3 -- CONCESSIONS BY ALLIBERT BUCKHORN EUROPE

In compensation for the harm suffered by Mr Lesage by the termination of his employment contract Allibert Buckhorn Europe agrees to pay him a lump sum of EUR 500 000 (gross) for damages and interest representing 16 months' salary (*indemnité transactionnelle*).

To be paid as follows:

> - 220 000   on 5 November 2004
> - 70 000   on 31 December 2005
> - 70 000   on 31 December 2006
> - 70 000   on 31 December 2007
> - 70 000   on 31 December 2008

The employee's CSG and CRDS contributions are to be deducted from this sum.

The obligation to pay these damages and interest is irrevocable whatever events may occur in the future, notably a change in the company's management or the premature death of Mr Lesage, in which case his rights will be passed on to his assignees.

ARTICLE 4 -- CONCESSIONS BY MR LESAGE

In return for the payment of this settlement and the carrying out by Allibert Buckhorn Europe of its obligations referred to in Article 3, Mr Lesage declares that**:**

   4.1. --he longer wishes to contest the grounds of his dismissal and that he accepts the termination of his employment contract by Allibert Buckhorn Europe as set out in the dismissal notice;

   4.2. --all his rights under his employment contract have been fulfilled including his rights in respect of the termination of this contract and the consequent settlement;

   4.3. -- he acknowledges that he has no further claims against Allibert Buckhorn Europe or any other group company in any other country, on any other basis or grounds whatsoever;

   4.4. -- he was granted a cooling-off period in which to obtain all the legal advice necessary to enable him, with full knowledge of the facts, to assess his rights and obligations arising out of or in connection with this settlement.

ARTICLE 5 -- RECIPROCAL CONCESSIONS

Allibert Buckhorn Europe has decided to release Mr Lesage from his obligations under the non-compete clause in his employment contract.

In consideration of which Mr Lesage discharges Allibert Buckhorn Europe from its obligation to pay the sum provided for in this respect in his employment contract.

ARTICLE 6 -- DECLARATIONS FROM MR LESAGE

Mr Lesage**,** by agreeing to this settlement:

   6.1 -- renounces, for himself and his assignees, under Article 1121 of the Civil Code, all claims and compensation, or any recourse against the Myer group companies for any reason whatsoever;

   6.2. -- declares that he waives his rights to bring any action or claim against the company before any body or jurisdiction;

6.3 -- acknowledges having been informed that the payment of this final payment (*solde de tout compte)* would mean the unemployment agency would defer the payment of any unemployment benefit in several parts:

for paid holiday not taken
> for the *indemnisation transactionnelle* (currently limited to 75 days)
> for employees covered by the ASSEDIC (currently 8 days)

6.4 -- agrees that the contributions payable by the employee on the settlement amount will be calculated and deducted based on their nature and amount as at the date this amount is paid.

The parties agree to keep the conditions under which Mr Lesage's employment contract was terminated, and notably this settlement, absolutely confidential vis-à-vis third parties.

The provisions of this settlement, governed by Articles 2044 2052 of the Civil Code, should be taken as a whole and without which the parties would not have made this agreement.

The parties undertake to not reveal this settlement nor its contents to any third party, except if absolutely necessary vis-à-vis the tax authorities or labour relations bodies, or if a party breaches any of their obligations under this settlement.

As a consequence, this settlement definitively ends and settles all litigation existing between the parties signatory to this document concerning the termination of Mr Lesage's employment contract.

Signed at Nanterre on 27 July 2004

/s/ Mohsen Eskandar
Mohsen ESKANDAR

Read and approved, I irrevocably give my agreement to this settlement and waive all my rights and claims in consideration to the payment of Euros 500,000 gross.

/s/ Jean-Paul Lesage
Jean-Paul LESAGE